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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.        )*

                             Northwest Pipe Company
________________________________________________________________________________
                                (Name of Issuer)

                                  Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)

                                   667746101
________________________________________________________________________________
                                 (CUSIP Number)

                                December 31, 2002
________________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [X] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 pages
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CUSIP No.667746101                    13G                     Page 2 of 10 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Liberty Wanger Asset Management, L.P.  36-3820584
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

       Not Applicable
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
                      None
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
                      395,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
                      None
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
                      395,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       395,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]
       Not Applicable
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


       6.0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


       IA
________________________________________________________________________________
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CUSIP No.667746101                    13G                     Page 3 of 10 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


       WAM Acquisition GP, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

       Not Applicable
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
                      None
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
                      395,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
                      None
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
                      395,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       395,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]
       Not Applicable
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


       6.0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


       CO
________________________________________________________________________________
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CUSIP No.667746101                    13G                     Page 4 of 10 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Liberty Acorn Trust
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

       Not Applicable
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


       Massachusetts
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
                      None
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
                      395,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
                      None
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
                      395,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       395,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]
       Not Applicable
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


       6.0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


       IV
________________________________________________________________________________
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
Item 1(a)         Name of Issuer:

                           Northwest Pipe Company

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           200 S. W. Market Street
                           Suite 1800
                           Portland, OR 97201


Item 2(a)         Name of Person Filing:

                           Liberty Wanger Asset Management, L.P. ("WAM")
                           WAM Acquisition GP, Inc., the general partner of WAM
                              ("WAM GP")
                           Liberty Acorn Trust ("Acorn")


Item 2(b)         Address of Principal Business Office:

                           WAM, WAM GP and Acorn are all located at:

                           227 West Monroe Street, Suite 3000
                           Chicago, Illinois  60606


Item 2(c)         Citizenship:

                           WAM is a Delaware limited partnership; WAM
                           GP is a Delaware corporation; and Acorn is a Massachusetts business trust.

Item 2(d)         Title of Class of Securities:

                           Common Stock

Item 2(e)         CUSIP Number:

                           667746101

Item 3            Type of Person:

                           (d)     Acorn is an Investment Company under section
                                   8 of the Investment Company Act.

                           (e)     WAM is an Investment Adviser registered under
                                   section 203 of the Investment Advisers Act of 1940; WAM GP is the General Partner of the
                                   Investment Adviser.

                               Page 5 of 10 pages
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
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Item 4            Ownership (at December 31, 2002):

                           (a)     Amount owned "beneficially" within the
                                   meaning of rule 13d-3:

                                   395,000

                           (b)     Percent of class:

                                   6.0 % (based on 6,550,878 shares outstanding as of November 11, 2002).

                           (c)     Number of shares as to which such person has:

                                         (i)     sole power to vote or to direct
                                                 the vote:  none
                                        (ii)     shared power to vote or to
                                                 direct the vote:  395,000
                                       (iii)     sole power to dispose or to
                                                 direct the disposition of: none
                                        (iv)     shared power to dispose or to
                                                 direct disposition of: 395,000

Item 5            Ownership of Five Percent or Less of a Class:

                           Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                           The shares reported herein have been
                           acquired on behalf of discretionary clients of WAM, including Acorn. Persons other than WAM and WAM GP are entitled to receive all dividends from, and proceeds from the sale of, those shares. Acorn is the only such person known to be entitled to all dividends from, and all proceeds from the sale of, shares reported herein to the extent of more than 5% of the class.

Item 7            Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           Not Applicable

Item 8            Identification and Classification of Members of the Group:

                           Not Applicable

Item 9            Notice of Dissolution of Group:

                           Not Applicable
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                               Page 6 of 10 Pages
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
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Item 10           Certification:

                           By signing below I certify that, to the best
                  of my knowledge and belief, the securities referred
                  to above were acquired and are held in the ordinary
                  course of business and were not acquired and are not
                  held for the purpose of or with the effect of
                  changing or influencing the control of the issuer of
                  the securities and were not acquired and are not held
                  in connection with or as a participant in any
                  transaction having that purpose or effect.
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                               Page 7 of 10 Pages
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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2003


                           The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

                                     WAM Acquisition GP, Inc.
                                         for itself and as general partner of
                                         LIBERTY WANGER ASSET MANAGEMENT, L.P.



                                     By:  /s/ Bruce H. Lauer
                                          --------------------------------------
                                              Bruce H. Lauer
                                              Senior Vice President and
                                              Secretary

                           The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

                                     LIBERTY ACORN TRUST



                                     By:  /s/ Bruce H. Lauer
                                          --------------------------------------
                                              Bruce H. Lauer
                                              Vice President, Treasurer and
                                              Secretary

                               Page 8 of 10 Pages
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                                  Exhibit Index

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Exhibit 1         Joint Filing Agreement dated as of February 12, 2003 by and among Liberty Wanger Asset Management, L.P., WAM Acquisition
                  GP, Inc. and Liberty Acorn Trust

                               Page 9 of 10 Pages